Exhibit 99.1

Press Release

CENTOGENE Expands Multiomic Diagnostic Portfolio With Newly-Launched Transcriptomic Offering

Incorporating RNA sequencing provides better diagnostics to enable a more complete understanding of disease biology

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, October 10, 2023 (GLOBE NEWSWIRE) --

Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced the expansion of MOx, the Company’s multiomic diagnostic portfolio, now incorporating cutting-edge transcriptomic analysis.

CENTOGENE’s MOx 2.0 is a single-step multiomic solution that combines DNA sequencing, biochemical testing, and now RNA sequencing to provide physicians with the most comprehensive testing capability.

Transcriptomics examines the transcripts to reveal mutation-specific RNA patterns, differences in gene expression, and how cells and tissues respond to environmental or physiological changes. Using RNA sequencing, a more complete picture of disease biology and response to drugs can be established.

“Rare and neurodegenerative diseases often present complex diagnostic challenges, requiring a deeper understanding of the genetic and molecular factors at play,” said Prof. Peter Bauer, Chief Medical & Genomic Officer at CENTOGENE. “We understand that genomics alone is not enough, so we have developed what we believe to be one of the most comprehensive and innovative multiomic offerings on the market that helps patients receive an accurate diagnosis. Leveraging transcriptomics, the CENTOGENE Biodatabank, and CentoCard®, MOx 2.0 enables us to translate variants of unknown significance into a precise diagnosis and revolutionize precision medicine for rare and neurodegenerative disease patients.”

MOx 2.0 – A Paradigm Shift in Real-World Patient Diagnostics

CENTOGENE’s enhanced multiomic portfolio consists of three seamlessly integrated key updates:

Highest Diagnostic Yield With Transcriptomics

•	By integrating RNA sequencing, a more complete picture of disease biology can be established, capturing over an estimated 60% of tested patients with suspected genetic disorders, compared to 40-50% with standard Whole Exome and Genome Sequencing

Simplified Logistics

•	Leveraging CentoCard®, CENTOGENE’s state-of-the-art filter card technology for extracting high-quality extraction of DNA, RNA, enzymes, and metabolites from dried blood spots, sample collection and shipping has been streamlined – ensuring accessible multiomic testing for patients worldwide

Unparalleled Insights

•	Delivering best-in-class medical reporting based on bioinformatics, artificial intelligence, and medical expert-based analysis of the CENTOGENE Biodatabank with over 800,000 patients represented from over 120 highly diverse countries, as well as more than 70 million unique variants

About CentoGenome® MOx 2.0

CentoGenome® MOx 2.0 is designed using CENTOGENE’s core Whole Genome Sequencing to cover more than 7,000 rare diseases, including over 1,400 inherited metabolic disorders. Now including RNA analysis for splicing variants, as well as confirmatory testing via biomarker measurement and enzyme activity analysis, CentoGenome® MOx 2.0 provides enhanced clinical coverage. CentoGenome® includes detection of repeat expansions linked to neurological disorders, copy number variations associated with spinal muscular atrophy, as well as complex disease-causing variants associated with Gaucher disease and susceptibility to GBA1-related Parkinson's disease.

About CentoXome® MOx 2.0

CentoXome® MOx 2.0 is built on the foundation of CENTOGENE’s Whole Exome Sequencing and leverages RNA sequencing and biochemical testing to evaluate variant exonic regions as well as splicing regions – establishing a clear understanding of disease-causing variants on multi-molecular layers.

To find out more about MOx 2.0 and CENTOGENE’s complete multiomic portfolio, visit: https://link.centogene.com/mox

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 800,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 285 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com